UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Grupo Aeroportuario del Pacífico Reports in June 2022

A PASSENGER TRAFFIC INCREASE OF 15.4% COMPARED TO 2019
(INCREASE OF 18.6% COMPARED TO 2021)

GUADALAJARA, Mexico, July 05, 2022 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces preliminary terminal passenger traffic figures for the month of June 2022, which includes comparisons with the 2019 and 2021 figures to facilitate the reading and understanding of the passenger traffic trend.

For June 2022, the total number of terminal passengers at GAP’s 12 Mexican airports increased by 13.4%, compared to the same period of 2019. Puerto Vallarta, Tijuana and Los Cabos presented an increase in passenger traffic of 36.3%, 32.3% and 24.0%, respectively, compared to June 2019. On the other hand, it is important to highlight that the Montego Bay airport presented a passenger traffic increase of 0.3% compared to 2019.

Passenger traffic 2022 compared to 2019

Domestic Terminal Passengers (in thousands):

Airport	Jun-19	Jun-22	% Change	Jan-Jun 19	Jan-Jun 22	% Change
Guadalajara	888.8	852.6	(4.1%)	5,094.4	5,034.1	(1.2%)
Tijuana*	497.9	638.6	28.3%	2,894.9	3,821.9	32.0%
Los Cabos	168.0	204.5	21.7%	885.5	1,144.4	29.2%
Puerto Vallarta	170.7	230.9	35.3%	831.3	1,190.7	43.2%
Montego Bay	0.7	0.0	(100.0%)	4.2	0.0	(100.0%)
Guanajuato	176.3	150.0	(14.9%)	994.3	809.2	(18.6%)
Hermosillo	154.1	161.1	4.5%	859.9	864.5	0.5%
Kingston	0.0	0.0	N/A	0.0	0.5	N/A
Mexicali	95.9	102.7	7.1%	569.4	590.8	3.8%
Morelia	40.1	53.8	34.2%	225.9	313.5	38.8%
La Paz	87.0	90.0	3.4%	466.4	512.7	9.9%
Aguascalientes	47.5	60.5	27.4%	305.2	353.5	15.8%
Los Mochis	31.7	34.8	9.7%	187.1	204.0	9.0%
Manzanillo	8.2	8.2	0.2%	49.2	48.5	(1.5%)
Total	2,367.0	2,587.7	9.3%	13,367.7	14,888.3	11.4%

International Terminal Passengers (in thousands):

Airport	Jun-19	Jun-22	% Change	Jan-Jun 19	Jan-Jun 22	% Change
Guadalajara	380.7	379.5	(0.3%)	2,076.7	2,067.6	(0.4%)
Tijuana*	260.3	364.5	40.1%	1,394.2	1,949.8	39.9%
Los Cabos	317.3	397.2	25.2%	2,019.3	2,309.4	14.4%
Puerto Vallarta	199.4	273.7	37.2%	1,970.6	1,934.6	(1.8%)
Montego Bay	391.3	393.1	0.5%	2,516.5	2,089.0	(17.0%)
Guanajuato	59.8	65.6	9.6%	345.1	357.2	3.5%
Hermosillo	6.3	6.6	5.8%	34.5	38.5	11.5%
Kingston	0.0	130.2	N/A	0.0	630.1	N/A
Mexicali	0.7	0.7	(0.1%)	3.3	2.9	(12.8%)
Morelia	37.5	39.6	5.6%	207.1	233.5	12.8%
La Paz	0.9	2.4	161.5%	6.6	13.8	107.7%
Aguascalientes	19.7	20.1	2.2%	99.3	105.0	5.7%
Los Mochis	0.7	0.6	(9.5%)	3.5	3.7	6.3%
Manzanillo	3.3	4.4	30.8%	52.3	41.2	(21.3%)
Total	1,678.0	2,078.2	23.9%	10,729.1	11,776.2	9.8%

Total Terminal Passengers (in thousands):

Airport	Jun-19	Jun-22	% Change	Jan-Jun 19	Jan-Jun 22	% Change
Guadalajara	1,269.5	1,232.1	(3.0%)	7,171.1	7,101.7	(1.0%)
Tijuana*	758.2	1,003.2	32.3%	4,289.1	5,771.7	34.6%
Los Cabos	485.3	601.7	24.0%	2,904.8	3,453.7	18.9%
Puerto Vallarta	370.1	504.6	36.3%	2,801.9	3,125.3	11.5%
Montego Bay	392.0	393.1	0.3%	2,520.7	2,089.0	(17.1%)
Guanajuato	236.1	215.6	(8.7%)	1,339.4	1,166.4	(12.9%)
Hermosillo	160.4	167.7	4.6%	894.5	903.0	1.0%
Kingston	0.0	130.2	N/A	0.0	630.5	N/A
Mexicali	96.6	103.4	7.0%	572.7	593.7	3.7%
Morelia	77.6	93.4	20.4%	433.0	547.1	26.4%
La Paz	87.9	92.4	5.1%	473.0	526.5	11.3%
Aguascalientes	67.2	80.6	20.0%	404.6	458.5	13.3%
Los Mochis	32.4	35.4	9.2%	190.6	207.7	9.0%
Manzanillo	11.6	12.6	9.1%	101.5	89.7	(11.7%)
Total	4,045.0	4,665.9	15.4%	24,096.8	26,664.5	10.7%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Jun-19	Jun-22	% Change	Jan-Jun 19	Jan-Jun 22	% Change
Tijuana	256.0	360.4	40.8%	1,370.9	1,934.6	41.1%

The Company took control of the Kingston airport on October 10, 2019, therefore there are no comparative figures from January 1st to October 9, 2019.

Passenger traffic 2022 compared to 2021

Domestic Terminal Passengers (in thousands):

Airport	Jun-21	Jun-22	% Change	Jan-Jun 21	Jan-Jun 22	% Change
Guadalajara	728.1	852.6	17.1%	3,751.4	5,034.1	34.2%
Tijuana*	564.8	638.6	13.1%	3,184.1	3,821.9	20.0%
Los Cabos	174.7	204.5	17.1%	887.4	1,144.4	29.0%
Puerto Vallarta	158.6	230.9	45.6%	753.5	1,190.7	58.0%
Montego Bay	0.0	0.0	N/A	0.0	0.0	N/A
Guanajuato	132.3	150.0	13.4%	680.9	809.2	18.8%
Hermosillo	122.2	161.1	31.8%	618.5	864.5	39.8%
Kingston	0.5	0.0	(91.1%)	0.7	0.5	(34.3%)
Mexicali	94.2	102.7	9.0%	463.2	590.8	27.6%
Morelia	49.1	53.8	9.6%	255.7	313.5	22.6%
La Paz	77.8	90.0	15.6%	397.7	512.7	28.9%
Aguascalientes	48.5	60.5	24.8%	242.4	353.5	45.9%
Los Mochis	29.1	34.8	19.5%	162.6	204.0	25.5%
Manzanillo	8.0	8.2	2.9%	40.3	48.5	20.5%
Total	2,187.9	2,587.7	18.3%	11,438.3	14,888.3	30.2%

International Terminal Passengers (in thousands):

Airport	Jun-21	Jun-22	% Change	Jan-Jun 21	Jan-Jun 22	% Change
Guadalajara	360.5	379.5	5.3%	1,544.3	2,067.6	33.9%
Tijuana*	272.6	364.5	33.7%	1,162.6	1,949.8	67.7%
Los Cabos	382.8	397.2	3.8%	1,517.8	2,309.4	52.2%
Puerto Vallarta	221.9	273.7	23.3%	928.2	1,934.6	108.4%
Montego Bay	284.2	393.1	38.3%	961.4	2,089.0	117.3%
Guanajuato	69.7	65.6	(5.9%)	248.8	357.2	43.6%
Hermosillo	10.2	6.6	(35.2%)	45.8	38.5	(16.0%)
Kingston	79.1	130.2	64.6%	298.8	630.1	110.9%
Mexicali	0.5	0.7	46.0%	1.8	2.9	60.2%
Morelia	38.7	39.6	2.3%	176.9	233.5	32.1%
La Paz	2.3	2.4	6.6%	8.3	13.8	66.3%
Aguascalientes	20.1	20.1	(0.0%)	88.6	105.0	18.6%
Los Mochis	0.9	0.6	(27.1%)	4.0	3.7	(6.3%)
Manzanillo	4.4	4.4	0.0%	21.5	41.2	91.8%
Total	1,747.9	2,078.2	18.9%	7,008.6	11,776.2	68.0%

Total Terminal Passengers (in thousands):

Airport	Jun-21	Jun-22	% Change	Jan-Jun 21	Jan-Jun 22	% Change
Guadalajara	1,088.6	1,232.1	13.2%	5,295.7	7,101.7	34.1%
Tijuana*	837.5	1,003.2	19.8%	4,346.6	5,771.7	32.8%
Los Cabos	557.4	601.7	7.9%	2,405.1	3,453.7	43.6%
Puerto Vallarta	380.5	504.6	32.6%	1,681.8	3,125.3	85.8%
Montego Bay	284.2	393.1	38.3%	961.4	2,089.0	117.3%
Guanajuato	202.1	215.6	6.7%	929.7	1,166.4	25.5%
Hermosillo	132.4	167.7	26.6%	664.3	903.0	35.9%
Kingston	79.6	130.2	63.6%	299.5	630.5	110.5%
Mexicali	94.7	103.4	9.2%	465.0	593.7	27.7%
Morelia	87.8	93.4	6.4%	432.5	547.1	26.5%
La Paz	80.1	92.4	15.3%	406.0	526.5	29.7%
Aguascalientes	68.6	80.6	17.5%	330.9	458.5	38.6%
Los Mochis	30.0	35.4	18.2%	166.6	207.7	24.7%
Manzanillo	12.4	12.6	1.9%	61.7	89.7	45.3%
Total	3,935.7	4,665.9	18.6%	18,446.9	26,664.5	44.5%

*Passengers in Tijuana who use CBX in both directions are classified as international.

CBX users (in thousands):

Airport	Jun-21	Jun-22	% Change	Jan-Jun 21	Jan-Jun 22	% Change
Tijuana	270.2	360.4	33.4%	1,152.6	1,934.6	67.8%

Highlights for the month:

  Seats and load factors: The number of seats available during June 2022 increased by 23.7%, compared to June 2021; load factors for the month went from 77.6% in June 2021 to 81.6% in June 2022.

  New routes:

    Montego Bay – Austin: American Airlines
    Montego Bay – Tampa: Frontier

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico ’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.  In April 2015, GAP acquired 100% of Desarrollo de Concessioner Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of the Norman Manley International Airport in Kingston, Jamaica and took control of the operation in October 2019.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that June involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 01 800 563 00 47. The web site is www.lineadedenuncia.com/gap. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

IR Contacts:

Saúl Villarreal, Chief Financial Officer Alejandra Soto, IRO and Corporate Finance Director Gisela Murillo, Investor Relations	svillarreal@aeropuertosgap.com.mx asoto@aeropuertosgap.com.mx gmurillo@aeropuertosgap.com.mx / +52-33-3880-1100 ext.20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: July 5, 2022	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer